SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ORTHOVITA, INC.

(Name of Subject Company)

OWL ACQUISITION CORPORATION

(Offeror)

a wholly owned indirect subsidiary of

STRYKER CORPORATION

(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

68750U102

(CUSIP Number of Class of Securities)

Curtis E. Hall

Vice President, General Counsel and Secretary

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 389-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copy to:

Charles W. Mulaney, Jr.

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Drive

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$317,461,377	$36,858

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $3.85 per share of common stock of Orthovita, Inc. (“Orthovita”), par value $0.01 per share, (“Shares”) by 77,028,457 Shares, which is the number of Shares outstanding as of May 13, 2011. The transaction value also includes (i) the excess, if any, of the offer price of $3.85 per Share over the exercise price per share of each outstanding option to acquire Shares from Orthovita with an exercise price less than $3.85 per share, multiplied by the number of outstanding Shares covered by such option, and (ii) the excess, if any, of the offer price of $3.85 per Share over the exercise price per share of each outstanding warrant to acquire Shares from Orthovita, multiplied by the number of outstanding Shares covered by such warrant. As of May 13, 2011, there were 10,114,152 Shares subject to outstanding options to acquire Shares from Orthovita and outstanding warrants to purchase 1,100,000 Shares.

(2)	Pursuant to Section 14(g) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-255 (dated December 22, 2010), the amount of the filing fee is equal to $116.10 per $1,000,000 of transaction valuation, calculated by multiplying the transaction valuation by .00011610.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form of Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by Owl Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Orthovita, Inc., a Pennsylvania corporation (“Orthovita”), at a purchase price of $3.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. As described in the Offer to Purchase, the subject company to which this Schedule TO relates is Orthovita, Inc., a Pennsylvania corporation. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Orthovita” is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of Orthovita, Inc. As of the close of business on May 13, 2011, Orthovita advised Stryker that there were 77,028,457 Shares issued and outstanding (including 78,419 shares of unvested restricted stock).

(c) Trading Market and Price. The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Stryker and Purchaser are the filing persons. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Stryker and Purchaser” and in Schedule I to the Offer to Purchase entitled “Information Relating to Stryker and Purchaser” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Stryker and Purchaser” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Stryker and Purchaser” and in Schedule I to the Offer to Purchase entitled “Information Relating to Stryker and Purchaser” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Stryker and Purchaser,” “Background of the Transaction; Past Contacts or Negotiations with Orthovita,” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Background of the Transaction; Past Contacts or Negotiations with Orthovita,” and “Purposes of the Offer; Plans for Orthovita” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for Orthovita” is incorporated herein by reference.

(c) Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Background of the Transaction; Past Contacts or Negotiations with Orthovita,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for Orthovita,” “Certain Effects of the Offer,” and “Dividends and Distributions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) Securities Ownership; Securities Transactions. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Stryker and Purchaser” and “The Merger Agreement; Other Agreements” and in Schedule I to the Offer to Purchase entitled “Information Relating to Stryker and Purchaser” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) and (b) Financial Information; Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Stryker and Purchaser,” “Background of the Transaction; Past Contacts or Negotiations with Orthovita,” “The Merger Agreement; Other Agreements,” and “Purpose of the Offer; Plans for Orthovita” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Orthovita,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) To the extent not already incorporated into this Schedule TO, the information set forth in the Offer to Purchase and in the related Letter of Transmittal, in each case as of the date hereof, is incorporated herein by reference. Additional information from future filings with the SEC may be incorporated by reference herein by amending this Schedule TO.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 27, 2011
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on May 27, 2011
(a)(1)(G)	Joint Press Release of Stryker Corporation and Orthovita, Inc. dated May 27, 2011
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of May 16, 2011, by and among Orthovita, Inc., Owl Acquisition Corporation and Stryker Corporation
(d)(2)	Form of Tender and Voting Agreement, dated as of May 16, 2011, among Stryker Corporation, Owl Acquisition Corporation and each of the directors and executive officers of Orthovita, Inc.
(d)(3)	Tender and Voting Agreement, dated as of May 16, 2011, among Stryker Corporation, Owl Acquisition Corporation and Essex Woodlands Health Ventures Fund VII, L.P.
(d)(4)	Confidentiality Agreement, dated as of January 18, 2011, as amended, between Orthovita, Inc. and Stryker Corporation
(d)(5)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Antony Koblish
(d)(6)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Maarten Persenaire, M.D.
(d)(7)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Christopher H. Smith
(g)	Not applicable
(h)	Not applicable

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2011

Stryker Corporation

By:	/s/ Curt R. Hartman
Name:	Curt R. Hartman
Title:	Vice President, Chief Financial Officer

Owl Acquisition Corporation

By:	/s/ Wayne D. Dahlberg
Name:	Wayne D. Dahlberg
Title:	Vice President, Finance

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 27, 2011
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on May 27, 2011
(a)(1)(G)	Joint Press Release of Stryker Corporation and Orthovita, Inc. dated May 27, 2011
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of May 16, 2011, by and among Orthovita, Inc., Owl Acquisition Corporation and Stryker Corporation
(d)(2)	Form of Tender and Voting Agreement, dated as of May 16, 2011, among Stryker Corporation, Owl Acquisition Corporation and each of the directors and executive officers of Orthovita, Inc.
(d)(3)	Tender and Voting Agreement, dated as of May 16, 2011, among Stryker Corporation, Owl Acquisition Corporation and Essex Woodlands Health Ventures Fund VII, L.P.
(d)(4)	Confidentiality Agreement, dated as of January 18, 2011, as amended, between Orthovita, Inc. and Stryker Corporation
(d)(5)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Antony Koblish
(d)(6)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Maarten Persenaire, M.D.
(d)(7)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Christopher H. Smith
(g)	Not applicable
(h)	Not applicable